UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GeoResources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

372476101

(CUSIP Number)

Michael A. Vlasic

VILLCo Energy, L.L.C.

38710 Woodward Avenue, Suite 100

Bloomfield Hills, MI 48304

Telephone: (248) 642-3380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 372476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael A. Vlasic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially	7.	Sole Voting Power 20,000
	8.	Shared Voting Power 2,986,893
	9.	Sole Dispositive Power 20,000
	10.	Shared Dispositive Power 2,986,893
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,006,893 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐N/A
13.	Percent of Class Represented by Amount in Row (11) 11.8%
14.	Type of Reporting Person (See Instructions) IN

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SCHEDULE 13D/A

CUSIP No. 372476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Energy, L.L.C. 26-3676798
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)
3.	SEC Use Only
4.	Source of Funds Not Applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,986,893
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,986,893
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,986,893 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) OO

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SCHEDULE 13D/A

CUSIP No. 372476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Services, L.L.C. 26-1384172
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)
3.	SEC Use Only
4.	Source of Funds Not Applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,986,893
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,986,893
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,986,893 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) OO

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SCHEDULE 13D/A

CUSIP No. 372476101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VILLCo Management, L.L.C. 04-3678692
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)
3.	SEC Use Only
4.	Source of Funds Not Applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,986,893
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,986,893
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,986,893 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%
14.	Type of Reporting Person (See Instructions) OO

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Explanatory Note:

On October 5, 2011, the partners of Vlasic FAL, L.P. (“Vlasic FAL”), a Texas limited partnership, allocated the 1,585,203 shares of GeoResources, Inc. (the “Issuer”) beneficially owned by Vlasic FAL to the partners as follows: 1,295,339 shares to VILLCo Energy, L.L.C., (“VILLCo Energy”), a limited partner and Michigan limited liability company, 15,852 shares to VL Energy, L.L.C., the general partner of Vlasic FAL and a Texas limited liability company, and 274,012 shares to Azure Energy, L.L.C. (“Azure”), a limited partner and a Texas limited liability company (the “Allocation”). This included an allocation of 85,402 shares collectively to VL and to Azure (at a negotiated value of $27.50 per share) equal to the dollar value of the proportionate amounts which they are due under the Agreement of Limited Partnership, as amended (the “Agreement”), of Vlasic FAL based on their Capital Contribution, the First Payout and the Second Payout (as such terms are defined in the Agreement). VILLCo Energy had already received proceeds from the sale of shares of the Issuer by Vlasic FAL and VILLCo Energy in return of its Capital Contribution, the First Payout and the Second Payout. The Agreement also provides that following the Second Payout, the Second Payout Partnership Interests (as that term is defined in the Agreement) of the partners will be 85% to VILLCo Energy, 1% to VL and 14% to Azure. From sales of shares of the Issuer, VILLCo Energy received proceeds in excess of its 85% interest. As a result, the partners of Vlasic FAL allocated that number of shares of Issuer, 9,092 (at a negotiated value of at $27.50 per share), which constitute 15% of the excess proceeds received by VILLCo Energy, collectively to VL and Azure.

On October, 5, 2011, following the Allocation, Vlasic FAL made a distribution of all of its 1,585,203 shares of common stock of Issuer to its partners based on the Allocation, with 1,295,339 shares being distributed to VILLCo Energy, 15,852 shares distributed to VL and 274,012 shares distributed to Azure.

The percentage calculations in the above cover pages, and as set forth below, are based on the total outstanding common stock of the Issuer, 25,471,480 shares, as reported on the cover page of the Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 8, 2011.

The Schedule 13D is hereby amended to the extent hereinafter expressly set forth to reflect the foregoing.

Item 1. Security and Issuer.

Title and Class of Equity Securities: Common Stock, par value $.01 per share of Issuer

Address of Issuer:	110 Cypress Station Dr., Suite 220 Houston, Texas 77090

Item 2. Identity and Background.

This Amendment is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by Michael A. Vlasic, VILLCo Energy, VILLCo Services, L.L.C., a Michigan limited liability company (“VILLCo Services”) and VILLCo Management, L.L.C., a Michigan limited liability company (“VILLCo Management”).

A. Michael A. Vlasic

a. 38710 N. Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic manages investments for Vlasic Investments, L.L.C. He serves on the Board of Directors of the Issuer. Vlasic Investments L.L.C. is located at 38710 N. Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

B. VILLCo Energy

a. VILLCo Energy’s principal business is to hold interests in Vlasic FAL and in shares of the Issuer.

b. VILLCo Energy is located at 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

c. VILLCo Energy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. VILLCo Energy, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

C. VILLCo Services

a. VILLCo Services’ principal business is to act as the manager of VILLCo Energy and Vlasic Investments, L.L.C.

b. VILLCo Services is located at 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

c. VILLCo Services has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. VILLCo Services, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

D. VILLCo Management

a. VILLCo Management’s principal business is to act as the manager of VILLCo Services.

b. VILLCo Management is located at 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

c. VILLCo Management has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. VILLCo Management, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Pursuant to Instruction C to Schedule 13D under the Act, the managers of VILLCo Management consist of Michael A. Vlasic and the following persons.

A. James J. Vlasic

a. 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic is an attorney at Bodman PLC, 201 West Big Beaver, Suite 500, Troy, Michigan 48084.

c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

B. William J. Vlasic

a. 38710 Woodward Avenue, Suite 100 Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic is a business reporter for the New York Times, New York, New York.

c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

C. Richard R. Vlasic

a. 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic is Chief Executive Officer of O/E Learning, Inc. (designs and develops new training and performance improvement programs), 2125 Butterfield, Suite 200N, Troy, Michigan.

c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

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D. Paul A. Vlasic

a. 38710 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304.

b. Mr. Vlasic is a partner with RSVP Ventures, LLC (venture capital), 217 Third Street, Ann Arbor Michigan.

c. Mr. Vlasic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d. Mr. Vlasic, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e. Mr. Vlasic is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

See “Explanatory Note” above.

Item 4. Purpose of the Transaction.

The general partner and limited partners of Vlasic FAL authorized the October 5, 2011 Allocation and distribution of shares of the Issuer by Vlasic FAL to its partners, including VILLCo Energy (see “Explanatory Note” above and Item 5 below) for business, investment and financial purposes. The reporting persons do not have any plans or proposals which relate to or would result in any of the events described in Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (d) (See “Explanatory Note” above.) As a result of the October 5, 2011 Allocation and subsequent distribution by Vlasic FAL of 1,295,339 shares of common stock of Issuer to VILLCo Energy, VILLCo Energy owns 2,986,893 shares of Issuer directly. VILLCo Energy is a limited partner of Vlasic FAL. Prior to the distribution, Vlasic FAL owned 1,585,203 shares of Issuer. Pursuant to the October 5, 2011 distribution by Vlasic FAL, all of such 1,585,203 shares have been distributed to the partners of Vlasic FAL. Prior to the October 5, 2011 distribution, VILLCo Energy and Michael A. Vlasic beneficially owned the 1,585,203 shares held by Vlasic FAL. Under Vlasic FAL’s Agreement, VILLCo Energy may remove the general partner of Vlasic FAL without the consent of the general partner. With respect to Vlasic FAL, Mr. Vlasic, on behalf of VILLCo Energy, shares voting power and investment power of the shares of Issuer with the general partner of Vlasic FAL, VL, which is owned by Frank Lodzinski. The manager of VILLCo Energy is VILLCo Services. The manager of VILLCo Services is VILLCo Management. The managers of VILLCo Management are Michael A. Vlasic, James J. Vlasic, William J. Vlasic, Richard R. Vlasic and Paul A. Vlasic (the “Vlasics”). Under the VILLCo Management operating agreement, Michael Vlasic, as the executive manager thereof, has the power to vote the shares of Issuer Common Stock held by VILLCo Energy. The Vlasics, as the managers of VILLCo Management, by majority vote, have the power to dispose of the Issuer Common Stock held by VILLCo Energy. In addition, Michael Vlasic has been granted options for 40,000 shares of Common Stock, 20,000 of which are vested and exercisable.

The responses of the reporting persons to rows (7) through (13) of the cover pages of this Schedule 13D are referenced herein.

(e) Not applicable.

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Item 6. Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

Under the VILLCo Management operating agreement, Michael A. Vlasic, as the Executive Manager thereof, has the power to vote the shares of Issuer common stock held by VILLCo Energy. The Vlasics, as the managers of VILLCo Management, by majority vote, have the power to dispose of the Issuer common stock held by VILLCo Energy.

Other than as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among or between the reporting persons and any other person with respect to the securities of the Issuer.

Item 7. Exhibits

The following exhibits are included with this Amendment:

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 16, 2011, incorporated by reference to the Schedule 13D/A filed on February 17, 2011.

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SIGNATURES

After reasonable Inquiry, and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VILLCo Energy, L.L.C. VILLCo Services, L.L.C. VILLCo Management, L.L.C.

By:	/s/ Michael A. Vlasic
Michael A. Vlasic, individually, and on behalf of, and
in his capacity as, Executive Manager of VILLCo
Management, L.L.C., which is the Manager of VILLCo
Services, L.L.C., which is the Manager of VILLCo
Energy, L.L.C.

Date: October 5, 2011

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 16, 2011, incorporated by reference to the Schedule 13D/A filed on February 17, 2011.